FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of April 2004

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date: April 30th, 2004

Information furnished on this form:
- Press Release concerning NEC's personnel changes

April 28, 2004

NEC Announces Executive Personnel Changes

NEC announced today that the board of directors made its recommendations for executive appointments. The recommended appointments will be effective as of June 22, 2004, as follows:

I. Directors

Recommended new appointments
Recommended Title	Name	Current Title
Senior Vice President and Member of the Board	Kazuhiko Kobayashi	Executive Vice President
Senior Vice President and Member of the Board	Konosuke Kashima	Senior Vice President
Senior Vice President and Member of the Board	Yasuo Matoi	Senior Vice President
Senior Vice President and Member of the Board	Iwao Fuchigami	Senior Vice President

Retirees
Name	Current Title
Mineo Sugiyama	Senior Executive Vice President and Member of the Board
Shigeo Matsumoto	Executive Vice President and
Member of the Board

Yoshio Omori	Executive Vice President and
Member of the Board

Makoto Maruyama	Senior Vice President and
Member of the Board

Recommended changes
Recommended Title	Name	Current Title
Senior Executive Vice
President and Member of the Board
	Kaoru Yano	Executive Vice President and Member of the Board
Senior Executive Vice President and Member of the Board	Toshiro Kawamura	Executive Vice President and Member of the Board

II. Corporate Auditors

Recommended new appointments

Recommended Title	Name	Current Title
Corporate Auditor	Shigeo Matsumoto	Executive Vice President and Member of the Board
Corporate Auditor	Muneo Shigematsu	Director and Member of the Board, The Seiyu, Ltd.

Retirees
Name	Current Title
Kenji Usui	Corporate Auditor

Reference
New appointments of retiree executives
Name	New Title
Mineo Sugiyama	Executive Advisor
Yoshio Omori	Advisor
Makoto Maruyama	Advisor
Kenji Usui	Advisor

-Attachment-

Brief biography of newly appointed directors and corporate auditors

Directors

Kazuhiko Kobayashi
Date of Birth:	December 30, 1943
Place of Birth:	Nagano Prefecture
Education:
March 1967:	Graduated from Tokyo University, Faculty of Engineering
Business Career:
April 1967:	Joined NEC Corporation
December 1991:	General Manager, 2nd Computers Division
June 1997:	Associate Senior Vice President
April 2000:	Senior Vice President, NEC Solutions Company
April 2002:	Senior Vice President
NEC Solutions Company Deputy President
July 2003:	Executive Vice President

Konosuke Kashima
Date of Birth:	January 30, 1946
Place of Birth:	Hyogo Prefecture
Education:
March 1969:	Graduated from Kobe University of Commerce, Faculty of Economics and Business Administration
Business Career:
April 1969:	Joined NEC Corporation
October 1998:	General Manager, C&C Systems Group Planning Division
April 2000:	Associate Senior Vice President, NEC Solutions Company
October 2002:	Senior Vice President, NEC Solutions Company
April 2003:	Senior Vice President

Yasuo Matoi
Date of Birth:	December 26, 1944
Place of Birth:	Hyogo Prefecture
Education:
March 1968:	Graduated from Kyoto University, Faculty of Economics
Business Career:
April 1968:	Joined NEC Corporation
June 1996:	General Manager, 1st Controller Division
June 2001:	Associate Senior Vice President
April 2004:	Senior Vice President

Iwao Fuchigami
Date of Birth:	March 4, 1946
Place of Birth:	Osaka Prefecture
Education:
March 1969:	Graduated from Osaka City University, Faculty of Business
Business Career:
February 1971:	Joined NEC Corporation
June 1995:	General Manager, 2nd Distribution and Service Industries SI Division
April 2000:	Executive General Manager, 3rd System Operations Unit, NEC Solutions Company
June 2001:	Associate Senior Vice President, NEC Solutions Company
April 2004:	Senior Vice President

Corporate Auditors

Shigeo Matsumoto
Date of Birth:	December 29, 1940
Place of Birth:	Tokyo
Education:
March 1963:	Graduated from Tokyo University, Faculty of Economics
Business Career:
April 1963:	Joined NEC Corporation
July 1990:	General Manager, 1st Controller Division
June 1991:	Associate Senior Vice President
June 1996:	Senior Vice President
June 1999:	Executive Vice President
June 2000:	Executive Vice President and Member of the Board

Muneo Shigematsu
Date of Birth:	February 9, 1941
Place of Birth:	Tokyo
Education:
March 1964:	Graduated from Tokyo University, Faculty of Law
Business Career:
April 1964:	Joined Sumitomo Corporation
April 2001:	Senior Managing Director and Member of the Board (General Manager of the Financial & Logistics Business Unit)
June 2002:	Retired from the position of Director and Member of the Board, Sumitomo Corporation
October 2002:	Vice President and Member of the Board, The Seiyu, Ltd.
March 2004:	Director and Member of the Board, The Seiyu, Ltd.